Exhibit 99.3

ParaZero Reports Strong First Half 2026 Results with 195% Sales Growth and Expanding DefendAir Commercial Momentum

Sales Nearly Triple Year-Over-Year and Surpass Full-Year 2025 Levels; Gross Margin Improves from a negative 20.6% to 36% with Multiple Orders from Israeli, U.S., and European Customers

KFAR SABA, Israel, Aug. 26, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, reported today its financial results for the six months ended June 30, 2026, and provided an update on its commercial progress.

First Half 2026 Financial Highlights

●	Sales increased approximately three-fold by 195.3% to $1,057,210 for the six months ended June 30, 2026, compared to $357,979 in the same period of 2025. This already exceeds the Company’s full-year 2025 sales of $1,046,664. Growth was driven primarily by the shift toward newly developed defense-sector products and original equipment manufacturer (OEM) integrations.

●	Gross profit turned positive at $380,376, compared to a gross loss of $73,909 in the prior-year period, with gross margin improving significantly to 36% for the six months ended June 30, 2026 from a negative 20.6% in the same period of 2025, reflecting improved operating leverage from higher-margin defense sales.

●	Operating expenses increased, resulting in an operating loss of $4,007,723 compared to $3,652,278 in the prior-year period. The increase was primarily driven by higher sales and marketing expenses and general and administrative costs, offset by a 16.7% decrease in research and development, primarily due to efficiencies in labor and consulting costs.

●	Net loss increased to $4,335,835 for the six months ended June 30, 2026, compared to $2,295,955 in the same period of 2025, primarly attributable to an unfavorable year-over-year change in the fair value of derivative warrant liabilities, from income of $1,253,042 in the prior-year period to an expense of $526,930 in the current period.

●	As of June 30, 2026, the Company held approximately $7.8 million in cash, cash equivalents and short-term deposits.

Commercial Momentum in DefendAir™ Counter-UAS Solutions

During the six months ended June 30, 2026, and in the subsequent period, ParaZero continued to expand adoption of its DefendAir counter-UAS solutions across defense, security and critical infrastructure markets:

●	January 2026: Received first purchase order from a major Israeli defense entity; expanded European presence with a new reseller agreement and initial order from a customer in a key NATO country; secured an additional order from a major global defense corporation.

●	February 2026: Received additional DefendAir order from a second branch of an Israeli defense entity, including specialized net-launching systems, interception pods (handheld, stationary and drone-mounted configurations) and a comprehensive training package.

●	March 2026: Secured a new purchase order from an Israeli defense entity that included an evaluation kit, net pods, live exercises and training services.

●	April 2026: Multiple orders, including an order valued at more than $650,000 from a Tier-1 international drone interception company, plus follow-on orders from Israeli defense entities for personal net launchers, net pods and training.

●	May 2026: Expanded manufacturing capabilities and secured full-scale production capacity to support rising demand.

●	June 2026: Received first DefendAir order from a U.S.-based Tier-1 defense corporation; entered two new Israeli integration agreements for DefendAir net pods into autonomous counter-UAS platforms; and received a net pod order from a second business unit of a Tier-1 Israeli-based global defense company.

Recent Commercial Developments After June 30, 2026:

•	In July 2026, the company received a purchase order valued at more than $1 million from a U.S.-based customer, a follow-on order for an operational system protecting high-value assets and critical infrastructure, and a net pod order from a third business unit of a Tier-1 Israeli global defense company. The deliveries are expected to commence in the fourth quarter of 2026 and continue over a period of 12–18 months.

•	In August 2026, the company received its first order for DefendAir from a U.S. government entity, representing the first sale of DefendAir to a U.S. federal customer.

•	In August 2026, the company received an initial DefendAir order from a Tier-1 European defense manufacturer for integration into an autonomous counter-UAS platform.

“These results demonstrate meaningful commercial traction for our DefendAir solutions as demand for effective counter-drone capabilities continues to grow globally,” said Ariel Alon, Chief Executive Officer of ParaZero. “The combination of strong revenue growth, improved gross margins, and a broadening base of Tier-1 defense and security customers positions us well as we continue to scale manufacturing and pursue additional opportunities in key markets.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses its efforts to expand production capacity, and the potential for additional orders and customer growth in the defense and commercial markets and its expectation to commence deliveries in the fourth quarter of 2026 and on a continuous basis over a period of 12–18 months. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com